

June 20, 2014

Via E-mail
Brice Tarzwell
Chief Legal Officer
Par Petroleum Corporation
800 Gessner Road
Suite 875
Houston, TX 77024

> **Re:** **Par Petroleum Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 11, 2014**
> **File No. 333-195662**
>
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014, as amended on April 29 and May 30, 2014**
> **File No. 0-16203**

Dear Mr. Tarzwell:

We have reviewed your response letter dated June 11, 2014 as well as your amended filings and have the following additional comments.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Executive Compensation, page 4

1. We refer you to prior comment 9 from our letter to you dated May 30, 2014 regarding Messrs. Young and Bullock and their employment with Conway McKenzie Management Services, LLC. Please provide the disclosure required by Item 402(m) with respect to the compensation of Messrs. Young and Bullock. In this regard, Item 402(m)(1) states that all compensation shall be reported, "including transactions between the smaller reporting

company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." In addition, we disagree with your conclusion that this is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. It appears that this is a management contract or arrangement in which an executive officer of the registrant participates, as contemplated by Item 601(b)(10)(iii)(A). Please file as exhibits all such agreements with Conway McKenzie.

2.   We note your response to prior comment 10. Please amend your filing to include this information.

3.   We note your response to prior comment 11 and we reissue such comment. It appears that the "employment offer letters" are management contracts or arrangements in which an executive officer of the registrant participates, as contemplated by Item 601(b)(10)(iii)(A). Please file these as exhibits. Please also file the separate agreements entered into by each executive in connection with the grant of restricted company common stock under the 2012 Long Term Incentive Plan.

Closing Comments

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

                                           Sincerely,

                                           /s/ A.N. Parker

                                           Anne Nguyen Parker
                                           Branch Chief

cc: Mr. E. James Cowen